

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2011

Via E-mail
Mr. Uri Shalom
Chief Financial Officer
Orckit Communications Ltd.
126 Yigal Allon Street
Tel—Aviv 67443, Israel

  Re: Orckit Communications Ltd.
    Form 20-F for the fiscal year ended December 31, 2010
    Filed June 29, 2011
    File No. 0-28724

Dear Mr. Shalom:

  We have reviewed your response letter received November 14, 2011 and your filings and have the following comments. As noted in our letter dated October 5, 2011, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 15. Controls and Procedures, page 91

What is the background of the people involved in your financial reporting?

1. We note your response to comment 5 from our letter dated October 5, 2011. It is unclear to us how you were able to conclude that your internal control over financial reporting was effective considering that those primarily responsible for the preparation of your books and records and financial statements, ie. your Chief Financial Officer and Financial Manager, appear to have very limited U.S. GAAP experience. It is unclear from your response whether any of those individuals, including your internal auditor, attended U.S. institutions or educational programs that have provided relevant education relating to

U.S. GAAP or whether any individuals hold professional designations such as Certified Public Accountant in the U.S. Please advise. Additionally:

a) With regard to your CFO, please describe in greater detail the external training he has had on U.S. GAAP and SEC rules and regulations including the specific training he receives annually on U.S. GAAP and SEC rules and regulations. In addition, please tell us the U.S. GAAP nature of the training and the duration of such training. Also, explain in detail how your CFO is able to review financial statements in accordance with U.S. GAAP and assume the ultimate responsibility related to financial reporting and the effectiveness of your internal control over financial reporting with most of his experience being primarily obtained while preparing your financial statements. Further, please provide us with more specific details of his relevant audit experience obtained from his years at PricewaterhouseCoopers in Israel including the nature of those engagements and their specific scope of their audit work on those engagements as it relates to U.S. GAAP.

b) With regard to your Financial Manager, please describe in greater detail the external training they each had on U.S. GAAP and SEC rules and regulations. In addition, please tell us the U.S GAAP nature of the training and the duration of such training. Further, please provide us with more specific details of his relevant audit experience obtained from his years at PricewaterhouseCoopers in Israel including the nature of those engagements and their specific scope of their audit work on those engagements as it relates to U.S. GAAP.

c) With regards to your internal auditor, please describe in detail the external accounting training he has had on U.S. GAAP and SEC rules and regulations including the specific training he receives annually on U.S. GAAP and SEC rules and regulations. In addition, please tell us the U.S. GAAP nature of the training and the duration of such training. Further, please provide us with more specific details of the audit experience he has obtained at Fahn Kanne-Grant Thornton in Israel including the nature of those engagements and his specific scope of audit work on those engagements as it relates to U.S. GAAP.

Please note that we believe that information or trainings provided over the internet do not provide the relevant education and ongoing training necessary for individuals with the specific background of your CFO and others, as you have explained in your response, to prepare financial statements in accordance with U.S. GAAP.

2. We note your response to comment 8 from our letter dated October 5, 2011. Please describe in more detail the extent of Mr. Moshe Nir's knowledge of U.S. GAAP and internal control over financial reporting. Refer to Release No. 33-8177, Disclosures Required by Sections 406 and 407 of the Sarbanes-Oxley Act of 2002.

Mr. Uri Shalom
Orckit Communications Ltd.
December 2, 2011
Page 3

Please file all correspondence over EDGAR. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director